Barclays Bank PLC (Summary of Changes) – Oct 25, 2024

- **Added Hossein Zaimi on Schedule A**
- **Added Antoinette O'Neill on Schedule A**
- **Updated Stuart Baker's title on Schedule A**
- **Updated the # of principals (Question 18)**
- **Updated the Execution Page**